FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2002

Metal Storm Limited
(Translation of registrant's name into English)

Level 34 Central Plaza One
345 Queen St
Brisbane, QLD 4000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X.........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:
Name: Peter R Wetzig
Title General Manager - Commercial and Company Secretary

Date: 2/28/02

2

METAL STORM

Company Contact:
Michael O'Dwyer, Managing Director & CEO
Metal Storm Limited
TEL: 703-248-8218
usa@metalstorm.com

Investor Contact:
Jody Burfening/Kristine Hong
Lippert/Heilshorn & Associates
TEL: 212-838-3777
jburfening@lhai.com / khong@lhai.com

METAL STORM TO PRESENT AT THE NATIONAL DEFENSE INDUSTRIAL ASSOCIATION'S 13th ANNUAL SO/LIC SYMPOSIUM AND EXHIBITION

- Michael O'Dwyer will introduce Metal Storm's revolutionary technology to experts within the Special Operations community -

ARLINGTON, VA – February 7, 2002 – Metal Storm Limited (Nasdaq Small Cap: MTSX and ASX: MST), a pioneer in electronic ballistics technology, announced today that Michael O'Dwyer, Managing Director and Chief Executive Officer, will present at the National Defense Industrial Association's ("NDIA") 13th Annual Special Operations/Low Intensity Conflict ("SO/LIC") Symposium and Exhibition at the Hyatt Regency in Crystal City Arlington, Virginia on February 8, 2002. The symposium brings together leading defense and industry experts to discuss how the war on terrorism is necessitating a redefinition of the doctrine, roles and missions for Special Operations Forces ("SOF"). Mr. O'Dwyer will present a paper titled, "The Use of Metal Storm Technology/Weapons in an Urban Warfare Environment".

General Wayne A. Downing, USA (Ret), previously a board member of Metal Storm and current Deputy National Security Advisor to the President for Combating Terrorism, will be a keynote speaker on February 7, 2002 for the Awards Banquet "Appreciation of the SO/LIC Warrior".

Michael O'Dwyer said, "It is a tremendous honor to be selected to participate in the NDIA symposium. As our most recent presentation in the U.S., this forum provides us with an excellent opportunity to further our state of the art 100% electronic ballistics technology with leaders of the Special Operations community.

The U.S. is the world's leader in the war against terrorism and is aggressively seeking ways to bolster homeland defense and world security. Metal Storm offers an unrivaled, revolutionary technology that further enhances our ability to counter the war on terrorism by providing a range of cutting-edge defense capabilities."

The NDIA offers a platform for industry and government to directly exchange views and information. Assembled for the Symposium will be subject-matter experts who will address specific questions on requirements and resources. On display will be products, systems and services from top industries serving the SO/LIC community.

###

About the National Defense Industrial Association (NDIA)
NDIA is a partnership between industry and government that is driving the future of defense. NDIA facilitates growth, innovation, and technological advances for all facets of the defense industrial base. NDIA membership includes approximately 850 corporations and 24,000 individuals. NDIA is committed to: (a) promoting interchange of ideas and technology between government and industry, (b) providing industry's advice to government on technology issues, (c) harnessing technology, information and education for national defense solutions and (d) supporting economic strength through international competitiveness.

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing unprecedented attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has $50 million in research and development funding in place to develop its technology from leading defense-related agencies such as the US Defense Advanced Research Projects Agency (DARPA) and the Australian Defence Science and Technology Organisation (DSTO). Additionally, the Company is well positioned to support the U.S. government's more urgent homeland defense needs. Recently, the Department of Defense (DoD) has accelerated the programs under development as the country mobilizes for war and strengthens its counter-terrorism capabilities.

Safe Harbor

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metal Storm Limited
ABN	099 064 270 006

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin John Dart
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 February 2002
No. of securities held prior to change	***Held:*** Kevin John Dart as Trustee for the Dart Family Superannuation Fund . – 200,000 ordinary shares ***Relevant Interest Only:*** Charter Pacific Corporation Limited (director) – 119,809,531 ordinary shares
Class	Ordinary share
Number acquired	***Relevant Interest Only:*** Charter Pacific Corporation Limited (director) – 100,000 ordinary shares
Number disposed	N.A.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$122,480.49

+ See chapter 19 for defined terms.

No. of securities held after change	*Held:* Kevin John Dart as Trustee for the Dart Family Superannuation Fund – 200,000 ordinary shares *Relevant Interest Only:* Charter Pacific Corporation Limited (director) – 119,909,531 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.